Exhibit 99.1

Description of the Transaction

      On December 29, 2014 (the "Redemption Date"), VHC exercised its right to redeem 3,791 shares (the "Redeemed Shares") of its outstanding non-voting 2% Series A Convertible Preferred Stock,

par value $1.00 per share (the "Series A Preferred Stock"), held by the Survivor's Trust, at a redemption price of $5,000.00 per share (the "Redemption Price").  Payment of the Redemption Price

was made, at the election of VHC and pursuant to the terms of the

Certificate of Designation for the Series A Preferred Stock, in

3,223,598 shares of common stock, $0.01 par value per share, of

Valhi, Inc. "(Valhi") and cash in the amount of $243.76 for a fractional share.